Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” and “Exhibit A – Agreement and Plan of Reorganization; Representations and Warranties” in the Information Statement/Prospectus and “Part C: Other Information” and “Exhibit List” in the Statement of Additional Information included in this Registration Statement (Form 485(b)) of The Weitz Funds.

We also consent to the incorporation by reference of our report dated May 23, 2022, with respect to the financial statements and financial highlights of Hickory Fund and Partners Value Fund (two of the funds constituting The Weitz Funds) included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2022, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 17, 2023